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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 21)


                         Lexington Precision Corporation
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                                (Name of Issuer)


                     Common Stock, par value $.25 per share
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                         (Title of Class of Securities)


                                    529529109
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                                 (CUSIP Number)

                                Mr. Warren Delano
                             Lubin, Delano & Company
                                767 Third Avenue
                            New York, New York 10017
                              Phone: (212) 319-4650
                               Fax: (212) 319-4659

                                 With a copy to:
                          Richard F. Langan, Jr., Esq.
                                Nixon Peabody LLP
                               437 Madison Avenue
                            New York, New York 10022


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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                December 18, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 529529109                                               PAGE 2 OF 6
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    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Warren Delano
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                       (b) [X]
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    3     SEC USE ONLY

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    4     SOURCE OF FUNDS (See Instructions)

          WC, PF, 00 (See Item 3)
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    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
                                                                           [ ]
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
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                                 7     SOLE VOTING POWER

          NUMBER OF                    1,304,425 (see Item 5)
           SHARES             -------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER
          OWNED BY
            EACH                       92,180 (See Item 5)
          REPORTING           -------------------------------------------------
           PERSON                9     SOLE DISPOSITIVE POWER
            WITH
                                       1,304.425 (See Item 5)
                              -------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                       92,180 (See Item 5)
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,396,605 (See Item 5)
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)
                                                                          [ ]
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          28.3%
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   14     TYPE OF REPORTING PERSON (See Instructions)

          IN
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                                  SCHEDULE 13D

---------------------                                          ----------------
CUSIP NO. 529529109                                               PAGE 3 OF 6
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    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Michael A. Lubin
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [X]
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    3     SEC USE ONLY


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    4     SOURCE OF FUNDS (See Instructions)

          WC, PF, 00 (See Item 3)
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    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
                                                                          [ ]
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
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                                 7     SOLE VOTING POWER

          NUMBER OF                    1,473,892 (See Item 5)
           SHARES             -------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER
          OWNED BY
            EACH                       92,180 (See Item 5)
          REPORTING           -------------------------------------------------
           PERSON                9     SOLE DISPOSITIVE POWER
            WITH
                                       1,473,892 (See Item 5)
                              -------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                       92,180 (See Item 5)
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,556,072
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)
                                                                        [X]

          Does not include (i) 70,000 shares of Common Stock owned by the Reporting Person's two sons, each of whom owns 35,000 shares or (ii) 858 shares of common stock underlying common stock purchase warrants owned by the Reporting Person's two sons in the amounts of 468 shares and 390 shares, respectively, with respect to which the Reporting Person acts as a custodian under UGMA and disclaims beneficial ownership.
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          31.8%
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   14     TYPE OF REPORTING PERSON (See Instructions)

          IN
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CUSIP NO. 529529109                                               PAGE 4 OF 6
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         This statement constitutes Amendment No. 21 to the Schedule 13D filed with the Securities and Exchange Commission on behalf of Warren Delano and Michael A. Lubin, as amended (the "Schedule 13D"), with respect to the common stock, $.25 par value per share ("Common Stock"), of Lexington Precision Corporation, a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the respective meanings ascribed thereto in the Schedule 13D.

         Other than as set forth herein, there has been no material change in the information set forth in Items 1, 2, 3, 5, 6 and 7 of the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         The response of Messrs. Delano and Lubin to Item 3 is hereby amended and supplemented by adding the following to Item 3:

         On December 18, 2003, the Issuer consummated the exchange offer commenced on July 10, 2002, as amended on March 7, 2003 and as further amended and supplemented on September 18, 2003 (the "Exchange Offer") to holders of its 12 3/4% Senior Subordinated Notes due February 1, 2000 (the "Old Notes"). Concurrently with, and as a condition precedent to the consummation of the Exchange Offer, Messrs. Delano and Lubin completed the restructuring of the Company's Old Junior Notes held by them, which had an aggregate outstanding principal balance of $346,667. Such restructuring included the satisfaction of $235,469.63 of unpaid, past due interest through the issuance of 103,731 shares of the Company's common stock, par value $0.25 per share.

         Pursuant to the Exchange Offer, Messrs. Delano and Lubin and their associates and affiliates tendered all of the Old Notes held by them, in the aggregate principal amount of $1,822,000. Under the Exchange Offer, they received, in exchange for the Old Notes tendered, units, consisting of $2,839,623.44 principal amount of New Notes and 28,397 warrants to purchase Common Stock.

         Mr. Lubin, upon the consummation of the Exchange Offer, exchanged all of the Issuer's $346,667 aggregate outstanding principal amount of 14% Junior Subordinated Notes due November 1, 2003 (together with the Junior Subordinated Convertible Increasing Rate Notes due May 1, 2000, the "Old Junior Notes") held by him for (1) 96,099 shares of the Issuer's Common Stock, in satisfaction of interest accrued on the Old Junior Notes, and (2) units, consisting of $346,667 aggregate principal amount of 13% Junior Subordinated Notes due November 1, 2009 (the "New Junior Notes"), and 3,467 warrants to purchase Common Stock.

         Mr. Delano, upon the consummation of the Exchange Offer, received 7,632 shares of the Issuer's Common Stock, in satisfaction of interest accrued on the Old Junior Notes

         No funds were used by Messrs. Delano and Lubin to effect the tender of the Old Notes and the Old Junior Notes.

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CUSIP NO. 529529109                                               PAGE 5 OF 6
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Item 5.  Interest in Securities of the Issuer.

         The response of Messrs. Delano and Lubin to Item 5 is hereby deleted in its entirety and replaced with the following:

         (a) Mr. Delano may be deemed to beneficially own 1,396,605 shares of Common Stock, or 28.3% of the Issuer's Common Stock and Mr. Lubin may be deemed to beneficially own 1,566,072 shares of Common Stock, or 31.8% of the Issuer's Common Stock (in each case, based upon the 4,931,767 shares of Common Stock outstanding as of December 18, 2003). Mr. Lubin disclaims beneficial ownership of (i) 70,000 shares of Common Stock, which are owned by his two sons or (ii) 858 shares of common stock underlying common stock purchase warrants owned by Mr. Lubin's two sons in the amounts of 468 shares and 390 shares, respectively, each of whom owns 35,000 shares, with respect to which Mr. Lubin acts as a custodian under UGMA.

         (b) Mr. Delano may be deemed to have sole power to vote shares and dispose of shares with respect to 1,304,425 shares of Common Stock which may be deemed to be beneficially owned by him and shared power to vote shares and dispose of shares with respect to 92,180 shares of Common Stock which may be deemed to be beneficially owned by him. Mr. Lubin may be deemed to have sole power to vote shares and dispose of shares with respect to 1,523,279 shares of Common Stock which may be deemed to be beneficially owned by him and shared power to vote shares and dispose of shares with respect to 92,180 shares of the Common Stock which may be deemed to be beneficially owned by him.

         (c) For a description of transactions by Messrs. Delano and Lubin in the Issuer's Common Stock effected during the past 60 days, see Item 3 of this Statement.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6.  Contracts, Arrangements Understandings or Relationships
         With Respect to Securities of the Issuer.

         See Item 3 of this Amendment No. 21, which is incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits.

         99.1     Joint Filing Agreement



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CUSIP NO. 529529109                                               PAGE 6 OF 6
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                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 18, 2003


                                                       /s/ Warren Delano
                                                       ------------------------
                                                       Warren Delano



                                                       /s/ Michael A. Lubin
                                                       ------------------------
                                                       Michael A. Lubin